UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

DICE Therapeutics, Inc.

(Name of Subject Company)

DICE Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23345J 10 4

(CUSIP Number of Class of Securities)

J. Kevin Judice, Ph.D.

Chief Executive Officer

DICE Therapeutics, Inc.

400 East Jamie Court, Suite 300

South San Francisco, California

(650) 566-1420

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Chelsea Anderson, Esq.
Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Scott Robertson Chief Business and Financial Officer DICE Therapeutics, Inc. 400 East Jamie Court, Suite 300 South San Francisco, California (650) 566-1420

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

“DICE” is a registered trademark in the United States. Solely for convenience, the trademarks and tradenames referred to in this Schedule 14D-9 appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that DICE will not assert, to the fullest extent under applicable law, DICE’s rights, or the right of the applicable licensor to trademarks and tradenames.

Item 1. Subject Company Information

Name and Address

The name of the subject company is DICE Therapeutics, Inc., a Delaware corporation (“DICE”). The address of DICE’s principal executive office is 400 East Jamie Court, Suite 300, South San Francisco, California, 94080. The telephone number of DICE’s principal executive office is (650) 566-1420.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is DICE’s common stock, par value $0.0001 per share (“Shares”). As of June  27, 2023, there were 47,790,092 shares of DICE’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of DICE, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Durning Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the Shares at a purchase price of $48.00 per Share (the “Offer Price”), net to the stockholder in cash, without interest, and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 30, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of June 18, 2023, by and among DICE, Lilly and Purchaser (as may be amended from time to time, the “Merger Agreement”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (1) a majority of Shares then outstanding being tendered in the Offer; (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (3) the accuracy of DICE’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)); (4) DICE’s performance in all material respects of its obligations under the Merger Agreement; and (5) the other conditions set forth in Exhibit A to the Merger Agreement. The Offer and Merger are not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Lilly with the Securities and Exchange Commission (the “SEC”) on June 30, 2023.

Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into DICE, with DICE surviving as a wholly owned subsidiary of Lilly (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by DICE or any wholly-owned subsidiary of DICE immediately prior to the Effective Time, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly or Purchaser at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL (the “Dissenting Shares”)), including each Share that is subject to vesting or repurchase rights of DICE immediately prior to the Effective Time, will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, from Purchaser, less any applicable tax withholding.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger if, among other things, the irrevocable acceptance for payment by Purchaser in connection with the Offer of a number of Shares that, when taken together with the Shares otherwise owned by Purchaser or its affiliates, equals at least such percentage of the stock of DICE that would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of DICE, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its subsidiaries, represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the Effective Time. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of DICE will be required to consummate the Merger.

DICE does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance for payment of the Shares validly tendered and not properly withdrawn in the Offer (the date and time of acceptance for payment, “Offer Acceptance Time”). At the Effective Time, each issued and outstanding Share (other than (1) Shares owned by DICE or any wholly-owned subsidiary of DICE immediately prior to the Effective Time, (2) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly or Purchaser at the commencement of the Offer and owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time, (3) Shares irrevocably accepted for purchase in the Offer or (4) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such shares under the DGCL), including each Share that is subject to vesting or repurchase rights of DICE immediately prior to the Effective Time, will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, from Purchaser, less any applicable tax withholding. A description of the treatment of DICE restricted common stock, stock options and restricted stock units is set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of DICE—Effect of the Offer and the Merger Agreement on DICE Equity Incentive Plans, DICE Equity Compensation Awards and the ESPP.”

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that DICE’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to, (1) reduce the number of Shares subject to the Offer; (2) reduce the Offer Price; (3) waive, amend or modify the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer; (4) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (5) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer; (6) change the form or terms of consideration payable in the Offer; (7) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (8) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on June 30, 2023. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on July 28, 2023 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger

Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more occasions in consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer period as may be agreed to by Lilly and DICE), until such time as such conditions have been satisfied or waived. Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market applicable to the Offer. In addition, if at the scheduled Expiration Time each condition to the Offer shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by DICE, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by DICE (or if not so requested by DICE, as determined by Lilly), but not more than 10 Business Days (as such term is defined in the Merger Agreement) each (or for such longer period as may be agreed to by Lilly and DICE), provided that DICE shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer on more than five occasions.

For the reasons described in more detail below, the board of directors of DICE (the “Board”) unanimously recommends that DICE’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the DICE Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Lilly in connection with the Offer as well as Lilly’s Summary Advertisement published in the Wall Street Journal are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Lilly and Purchaser are located at c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. The business telephone number for each of Lilly and Purchaser is (317) 276-2000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of DICE, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between DICE or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Lilly or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Lilly and Purchaser

Merger Agreement

On June 18, 2023, DICE, Lilly and Purchaser entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On April 21, 2022, Lilly and DICE entered into a confidentiality agreement (as amended by the First Amendment to the Confidentiality Agreement, dated April 20, 2023, the “Confidentiality Agreement”) pursuant to which Lilly and DICE agreed to, for a period continuing until October 21, 2023, (i) hold in confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party other than in connection with a potential transaction with the other party, in each case, subject to certain exceptions. The Confidentiality Agreement includes a customary standstill provision for the benefit of DICE that expires on October 21, 2023 and permits Lilly to privately approach the Board or DICE’s chief executive officer during the standstill period. In addition, the standstill provision automatically terminates upon (a) DICE’s announcement that it has entered into a definitive agreement with a third party with respect to a possible business combination in which DICE’s stockholders immediately prior to such business combination would retain or receive voting securities which would constitute immediately following the business combination less than 30% of the combined voting power of the voting securities of the surviving entity or ultimate parent company of such entity, or (b) a tender or exchange offer is commenced by a person other than Lilly or Lilly’s controlled affiliates for 30% or more of the securities of DICE, or there is a third party offer for all, or substantially all, of the assets of DICE or any affiliate of DICE.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3)(A) to this Schedule 14D-9, and the First Amendment to the Confidentiality Agreement, which is filed as Exhibit (e)(3)(B) to this Schedule 14D-9, each of which is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entry into the Merger Agreement, Lilly and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “RA Tender and Support Agreement”), dated as of June 18, 2023, with RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P. (together, “RA Capital”) and (ii) Tender and Support Agreement (as it may be amended from time to time, the “Founder Tender and Support Agreement”), dated as of June 18, 2023, with J. Kevin Judice (together with RA Capital, the “Supporting Stockholders”). Collectively, as of June 27, 2023, the Supporting Stockholders beneficially owned approximately 18% of the outstanding Shares. Lilly and the Purchaser have expressly disclaimed beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from June 18, 2023 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of the stockholders of DICE, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of DICE’s stockholders, to (1) appear at each such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (2) be present (in person or by proxy) and vote or cause to be voted, or deliver (or cause to be delivered) a written consent with respect to all of the Subject Shares, (x) against any Company Takeover Proposal (other than the Merger), (y) against any change in membership of the Board that is not recommended or approved by the Board, and (z) against any other proposed action, agreement or transaction involving DICE that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the other Transactions. “Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (1) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (a) 20% or more (based on the fair market value thereof, as determined by the Board) of the assets of DICE and DICE’s subsidiaries, taken as a whole, or (b) 20% or more of the aggregate voting power of the capital stock of DICE; (2) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving DICE that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of DICE or of the surviving entity or the resulting direct or indirect parent of DICE or such surviving entity, other than, in each case, the Transactions; or (3) any combination of the foregoing.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (1) create or permit to exist any lien, other than certain permitted liens, on any of such Supporting Stockholder’s Subject Shares; (2) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); (3) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein; (4) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares; (5) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares; or (6) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with compliance with such Supporting Stockholder’s obligations thereunder in any material respect, otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of DICE, will not, and will cause their representatives not to, directly or indirectly (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal; (2) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of DICE to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal; (3) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal; (4) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer; or (5) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of DICE, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of DICE, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of DICE in the taking of any actions (or failure to act) in his or her capacity as a director or officer of DICE, or in the exercise of his or her fiduciary duties as a director or officer of DICE.

Each Tender and Support Agreement terminates automatically upon the earliest of (1) the valid termination of the Merger Agreement in accordance with its terms; (2) the Effective Time; (3) termination of such Tender and Support Agreement by written notice of termination from Lilly to the applicable Supporting Stockholder(s); or (4) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of DICE pursuant to the terms of the Merger Agreement.

This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2)(A) and (e)(2)(B) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of DICE

Overview

In considering the recommendation of the Board set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” DICE’s stockholders should be aware that certain of DICE’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of DICE’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that DICE’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between DICE and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) DICE’s 2014 Equity Incentive Plan (the “2014 Plan”) and DICE’s 2021 Equity Incentive Plan (the “2021 Plan” and, together with the 2014 Plan, the “DICE Equity Incentive Plans”), and DICE’s 2021 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing the DICE Equity Compensation Awards (as defined below) held by DICE’s executive officers and directors; and (4) the severance and change in control agreements with DICE’s executive officers (the “Severance and Change in Control Agreements”). For further information with respect to the arrangements between DICE and its executive officers, see the information set forth under the section entitled “—Arrangements with Current Executive Officers and Directors of DICE—Golden Parachute Compensation.” The DICE Equity Incentive Plans and the related form of award agreements, the ESPP, and the Severance and Change in Control Agreements are filed as Exhibits (e)(4) through (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, DICE’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of DICE. As of June 13, 2023, the executive officers and directors of DICE named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly, in the aggregate, 1,139,800 Shares (excluding for this purpose Shares underlying outstanding DICE Stock Options (defined below), outstanding DICE RSUs (defined below) and unvested shares of DICE restricted common stock (collectively, the “DICE Equity Compensation Awards”), which are set forth separately in the “Table of Equity Compensation-Related Payments” below). If executive officers and directors were to tender all 1,139,800 Shares beneficially owned, directly or indirectly, by them as of June 13, 2023 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $54,710,400 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of DICE, each of DICE’s executive officers and directors currently intend to tender all of his or her Shares in the Offer.

The following table sets forth the consideration that each DICE executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it as of June 13, 2023 (which, for clarity, excludes Shares underlying DICE Equity Compensation Awards), assuming such individual and his or her affiliates were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between June 13, 2023 and the Effective Time.

Table of Share-Related Payments

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Executive Officers:
J. Kevin Judice, Ph.D.	672,688	32,289,024
Scott Robertson	166,977	8,014,896
Timothy Lu, M.D., Ph.D.	96,349	4,624,752
John Jacobsen, Ph.D.	119,702	5,745,696
Non-Employee Directors:
Richard Scheller, Ph.D.	4,494	215,712
Sharon Tetlow	41,795	2,006,160
Jim Scopa	37,795	1,814,160
Lisa Bowers	—	—
Mittie Doyle, M.D.	—	—
Jake Simson, Ph.D.	—	—

Effect of the Offer and the Merger Agreement on DICE Equity Incentive Plans, DICE Equity Compensation Awards and the ESPP

The discussion below describes the treatment of the DICE Equity Compensation Awards, without regard to any change in control benefits with respect to the DICE Equity Compensation Awards, which change in control benefits are discussed separately below in the sections entitled “—Agreements or Arrangements with Executive Officers of DICE” and “—Agreements or Arrangements with Directors of DICE.”

DICE Equity Incentive Plans

The DICE Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Lilly.

Treatment of DICE Stock Options

Immediately prior to the Effective Time, each stock option to purchase DICE common stock granted under a DICE Equity Incentive Plan or as a non-plan inducement award (other than rights under the ESPP) that is then-outstanding (collectively, the “DICE Stock Options”) and unvested will become immediately vested and exercisable in full. At the Effective Time, each DICE Stock Option that is then outstanding (including any DICE Stock Options for which the vesting was accelerated immediately prior to the Effective Time as described in the preceding sentence) will be canceled and each holder of such DICE Stock Option will be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product of (x) the number of Shares issuable under such DICE Stock Option multiplied by (y) the excess, if any, of (A) the Offer Price over (B) the per share exercise price of such DICE Stock Option (“Option Cash Consideration”). Any outstanding

DICE Stock Options with an exercise price equal to or greater than the Offer Price will be canceled for no consideration at the Effective Time. The Option Cash Consideration will be paid at or reasonably promptly after the Effective Time (but no later than five business days after the Effective Time).

Treatment of DICE RSUs

Immediately prior to the Effective Time, each restricted stock unit granted under a DICE Equity Incentive Plan or as a non-plan inducement award (collectively, the “DICE RSUs”) that is outstanding but unvested immediately prior to the Effective Time will become immediately vested and exercisable in full. At the Effective Time, each DICE RSU that is then outstanding will be cancelled and each holder of such DICE RSU will be entitled to receive an amount of cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the Offer Price by (ii) the number of Shares underlying such DICE RSU (the “RSU Cash Consideration”). The RSU Cash Consideration will be paid at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time) or at such later date as required under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

Treatment of DICE Unvested Restricted Common Stock

Pursuant to the Merger Agreement, at the Effective Time, any repurchase rights of DICE or other similar restriction on unvested shares of DICE restricted common stock shall lapse and be of no further force and effect, and all unvested shares of DICE restricted common stock that are not validly tendered and accepted in the Offer will be fully vested as of the Effective Time and, as a result of the Merger, will be entitled to receive the Offer Price, without interest, less any applicable tax withholding.

Company Cash Awards in lieu of Director Annual Equity Grants

In lieu of annual equity grants to DICE’s non-employee directors pursuant to DICE’s non-employee director compensation program, each of DICE’s non-employee directors will receive a cash bonus in the amounts set forth in the table below and further described below under the caption entitled “Agreements or Arrangements with Directors of DICE—Director Bonus Payments.”

Table of Equity Compensation-Related Payments

The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of DICE would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (1) the number of vested and unvested DICE Stock Options held by each such executive officer and non-employee director, (2) the number of unvested DICE RSUs held by each such executive officer, (3) the number of unvested shares of DICE restricted common stock held by such executive officer and non-employee director, and (4) the cash value of the amounts paid to our non-employee directors in lieu of their annual equity awards for 2023, in the cases of each of clauses (1), (2) and (3), as of June 13, 2023. As noted above, all then-unvested outstanding DICE Stock Options, DICE RSUs and shares of DICE restricted common stock will be accelerated immediately prior to the Effective Time. As of June 13, 2023, none of DICE’s executive officers or directors held any vested and unsettled DICE RSUs.

The estimated cash values in the table below are based on the Offer Price of $48.00 per Share. The table also assumes that the number of vested and unvested outstanding DICE Equity Compensation Awards held by each DICE executive officer and non-employee director at the Effective Time will equal the number of vested and unvested DICE Equity Compensation Awards that were outstanding as of June 13, 2023, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between June 13, 2023 and the Effective Time.

Table of Equity Compensation-Related Payments

	Vested DICE Stock Options		Unvested DICE Stock Options		Unvested DICE RSUs
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable($)(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable($)(4)	Number of Underlying Shares(5)	RSU Cash Consideration Payable($)(6)	Unvested Shares of Common Stock(7)	Unvested Shares of Common Stock Cash Consideration(8)	Cash Bonus Payment in Lieu of Annual Award($)(9)	Total Option Cash Consideration, RSU Cash Consideration, and Unvested Share Cash Consideration Payable($)(10)
Executive Officers:
J. Kevin Judice, Ph.D.	335,387	9,654,367	649,739	15,275,403	50,000	2,400,000	126,997	6,095,856	—	33,425,626
Scott Robertson	143,461	4,159,537	252,300	5,979,459	18,750	900,000	31,023	1,489,104	—	12,528,100
Timothy Lu, M.D., Ph.D.	119,240	3,434,116	228,580	5,553,929	15,000	720,000	55,936	2,684,928	—	12,392,972
John Jacobsen, Ph.D.	122,121	3,526,703	217,985	5,231,463	15,000	720,000	27,795	1,334,160	—	10,812,326

Non-Employee Directors:
Richard Scheller, Ph.D.	61,287	1,963,022	14,319	443,889	—	—	3,933	188,784	492,870	3,088,565
Sharon Tetlow	44,358	1,418,023	11,049	342,519	—	—	8,046	386,208	352,050	2,498,800
Jim Scopa	44,358	1,418,023	11,049	342,519	—	—	8,046	386,208	352,050	2,498,800
Lisa Bowers	16,527	477,134	25,973	749,841	—	—	—	—	352,050	1,579,025
Mittie Doyle, M.D.	16,527	477,134	25,973	749,841	—	—	—	—	352,050	1,579,025
Jake Simson, Ph.D.	21,250	701,675	—	—	—	—	—	—	352,050	1,053,725

(1)	This column includes the number of Shares subject to vested DICE Stock Options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested DICE Stock Options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such vested DICE Stock Option.

(3)

This column includes the number of Shares subject to unvested DICE Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested DICE Stock Options multiplied by the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such unvested DICE Stock Option.

(5)

This column includes the number of Shares subject to unvested DICE RSUs that are being accelerated immediately prior to the Effective Time and converted into a right to receive the RSU Cash Consideration.

(6)	The estimated value in this column is equal to the number of Shares underlying such unvested DICE RSUs multiplied by the Offer Price.
(7)	This column includes the number of Shares of DICE unvested restricted common stock that are being accelerated immediately prior to the Effective Time and will be eligible to participate in the Offer.
(8)	The estimated value in this column is equal to the number of Shares of DICE unvested restricted common stock multiplied by the Offer Price.
(9)

The value in this column is equal to the cash value of the bonuses payable to our non-employee directors in lieu of their annual equity awards for calendar year 2023, as determined pursuant to the formula set forth in the section entitled “Agreements or Arrangements with Directors of DICE—Director Bonus Payments.”

(10)

The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding DICE Stock Options (both vested and unvested), the RSU Cash Consideration in respect of outstanding unvested DICE RSUs, the Shares of unvested restricted Common Stock Cash Consideration in respect of outstanding unvested Shares of DICE common stock, and the cash bonuses payable to our non-employee directors in lieu of their annual equity awards for calendar year 2023.

ESPP

Pursuant to the Merger Agreement, the ESPP will be terminated as of the day immediately prior to the Effective Time. No offerings have previously been launched under the ESPP and there are no participants in the ESPP and no new participants will be permitted to participate in the ESPP.

Agreements or Arrangements with Executive Officers of DICE

Change in Control and Severance Agreements

DICE has entered into Change in Control and Severance Agreements with each of its executive officers and certain other executives, each of which provides for the following benefits upon a termination of the executive’s employment without “cause” or by the executive for “good reason” (as such terms are defined in the Change in Control and Severance Agreements and as described below) within the period commencing three months prior to and ending 12 months following a change in control of DICE (the “Change in Control Period”), subject to the executive’s execution and non-revocation of a customary release of claims in favor of DICE:

•	a lump sum payment of 12 months (or 18 months in the case of Dr. Judice) of base the executive’s salary;

•	a lump sum payment equal to 100% (or 150% in the case of Dr. Judice) of the executive’s target bonus for the year of termination;

•

payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 12 months (or 18 months for Dr. Judice) following termination or, if earlier, until the executive is eligible to receive substantially similar coverage from another employer; and

•	100% acceleration of vesting of equity awards, excluding awards that remain subject to any unsatisfied performance-based vesting criteria.

The Merger will constitute a change in control for purposes of the Change in Control and Severance Agreements.

The Change in Control and Severance Agreements also provide for reduced severance payments and benefits upon a termination of employment without “cause” or for “good reason” occurring outside of the Change in Control Period, which reduced severance payments and benefits are not described in this Schedule 14D-9.

For purposes of the Change in Control and Severance Agreements, “cause” means any of the following:

•	executive’s unauthorized use or disclosure of DICE’s confidential information or trade secrets that causes material harm to DICE;

•	executive’s material breach of any agreement between them and DICE;

•	executive’s material failure to comply with DICE’s written policies or rules that causes or is reasonably likely to cause material injury to DICE;

•	executive’s conviction of, or plea of “guilty” or “no contest” to, a felony;

•	executive’s willful misconduct that causes or is reasonably likely to cause material injury to DICE;

•	executive’s embezzlement or personal dishonesty;

•	executive’s failure to cooperate with DICE in any investigation or formal proceeding as DICE has reasonably requested; and

•	executive’s continued failure to perform assigned duties after receiving written notification of such failure from DICE’s CEO or, in the case of the CEO, from the Board.

For purposes of the Change in Control and Severance Agreements, “good reason” means the occurrence of any of the following without the executive’s prior written consent:

•	a material reduction in the executive’s level of responsibility and/or scope of authority;

•	a reduction by more than 10% in the executive’s base salary, unless generally applicable to executive officers of the company in the same proportion; and

•

relocation of the executive’s principal workplace by more than fifty (50) miles from the executive’s then-current place of employment, other than in connection with a transition to or from a “work from home” arrangement.

The Change in Control and Severance Agreements also provide for a “best-net” cutback under Section 280G of the Code (“Section 280G”), whereby in the event any amounts provided for in Change in Control and Severance Agreements or otherwise payable to the executive would constitute “parachute payments” within the meaning of

Section 280G of the Code, and could be subject to the related excise tax, the executive will be entitled to receive either full payment of benefits or such lesser amount, which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater after-tax amount of payments and benefits made or provided to the executive.

Agreements or Arrangements with Directors of DICE

As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on DICE Equity Incentive Plans, DICE Equity Compensation Awards and the ESPP,” all then-outstanding and unvested DICE Stock Options, DICE RSUs and shares of DICE restricted common stock (whether or not held by non-employee directors) will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Option Cash Consideration, the RSU Cash Consideration or the Offer Price, respectively.

Director Bonus Payments

The Board has determined that, at the Effective Time, in lieu of the annual equity grants to DICE’s non-employee directors (the “Annual Awards”) pursuant to DICE’s non-employee director compensation program, each of DICE’s non-employee directors will receive a cash bonus in an amount equal to: (X) for each DICE RSU that would otherwise be granted as an Annual Award, (i) the Offer Price multiplied by (ii) the number of Shares that would have been subject to such RSU (if granted) and (Y) for each DICE Stock Option that would otherwise be granted as an Annual Award, (i) the spread between the Offer Price and the closing price of DICE’s common stock on June 7, 2023 (the date of DICE’s 2023 annual shareholder meeting) multiplied by (ii) the number of Shares that would have been subject to such DICE Stock Option award (if granted).

Effect of Merger Agreement on Employee Benefits

For a period of one year following the Effective Time, Lilly will provide or cause the Surviving Corporation to provide to each individual who is employed by DICE immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation (as such term is defined in the Merger Agreement) (each, a “Company Employee”): (1) a base salary or wage rate and target cash incentive opportunity that are at least as favorable in the aggregate to those provided to such Company Employee by DICE as of immediately prior to the Effective Time; and (2) employee benefits (other than cash incentive opportunities, severance (except as provided in the following paragraph), equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by DICE under disclosed benefit plans immediately prior to the Effective Time or, to the extent a Company Employee becomes covered by an employee benefit plan or program of Lilly (or one of Lilly’s affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits maintained for and provided to similarly situated employees of Lilly (or its relevant affiliate).

In the event that a Company Employee who is not a party to a Change in Control and Severance Agreement with DICE is terminated by Lilly or the Surviving Corporation without “cause” during the one-year period following the Effective Time, such Company Employee will be entitled to receive a cash severance payment based on a number of months of his or her monthly base salary, a percentage of his or her target annual bonus, and, if the Company Employee timely elects to continue his or her health coverage under COBRA, an additional payment covering COBRA premiums for such Company Employee and his or her dependents for the same number of months as such person receives severance (with such numbers and percentage based on the Company Employee’s period of service with DICE), in each case subject to the Company Employee’s execution and non-revocation of a release of claims. For these purposes, “cause” generally has the same definition as under the Change in Control and Severance Agreements.

In addition, and without limiting the generality of the foregoing, following the period during which the Company Employees continue to participate in any Company-sponsored benefit plans following the Effective Time, each

Company Employee will be eligible to participate in any and all corresponding plans of Lilly, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly-situated employees of Lilly and its affiliates. Following the Effective Time, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Surviving Corporation Plans to the extent coverage under any such plan replaces coverage under a comparable DICE benefit plan in which such Company Employee participates immediately prior to the Effective Time.

If the Company has not paid annual bonuses in respect of calendar year 2023 (the “2023 Annual Bonuses”) prior to the Effective Time, then, no later than March 15, 2024, Lilly will or will cause the Surviving Corporation to pay to each Company Employee who participates in the Company’s 2023 annual bonus plan, such Company Employee’s 2023 Annual Bonus based on the greater of target performance and actual achievement of the applicable performance metrics, subject to the Company Employee’s continued employment through the payment date (the “Payment Date”). If any Company Employee is terminated for any reason other than for “cause” (as defined under the Change in Control and Severance Agreements or the non-executive severance policy described above, as applicable) or, solely to the extent a Company Employee is a party to a Change in Control and Severance Agreement, in the event of a resignation for “good reason” (as defined under the Change in Control and Severance Agreements) prior to the Payment Date, such Company Employee shall remain entitled to receive his or her 2023 Annual Bonus on the Payment Date, payable as if he or she had remained employed through the Payment Date, subject to such Company Employee’s execution of a general release of claims.

For purposes of determining eligibility, level of benefits and vesting under all Surviving Corporation Plans that provide benefits for vacation, paid time-off, severance or 401(k) savings, each Company Employee’s service with DICE (as well as service with any predecessor employer of DICE, to the extent service with the predecessor employer is recognized by DICE) will be treated as service with Lilly or any of its subsidiaries. However, the foregoing will not apply to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

With respect to any welfare plan maintained by Lilly or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Lilly will or will cause the Surviving Corporation to give appropriate credit to Company Employees (and their eligible dependents and beneficiaries) under welfare benefit plans by, to the extent permitted under such plans, (1) waiving all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under corresponding DICE welfare plans in which such employees participated prior to the Effective Time; and (2) waiving any waiting period or evidence of insurability requirement, in each case, under an analogous DICE benefit plan prior to the Effective Time.

Lilly will or will cause the Surviving Corporation to assume accrued but unused personal, sick or vacation time to which any Company Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Company Employee immediately prior to the Effective Time and allow Company Employees to use such accrued personal, sick or vacation time in accordance with the practice and policies of Lilly or the Surviving Corporation.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, DICE’s directors and officers (including each of DICE’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from DICE for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, DICE is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers of DICE named in the definitive proxy statement filed with the SEC on April 26, 2023 (each, a “named executive officer”) and DICE or Lilly concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of DICE that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of DICE” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments and benefits set forth in the table below, DICE has assumed that (1) the Effective Time occurs on June 13, 2023; (2) each named executive officer’s employment is terminated by DICE without cause or by the named executive officer for good reason at the Effective Time; and (3) each named executive officer’s unvested DICE Stock Options, unvested DICE RSUs and unvested shares of DICE restricted common stock held on June 13, 2023 will equal the number of unvested DICE Stock Options, unvested DICE RSUs and unvested shares of DICE restricted common stock held by such named executive officer at the Effective Time (such that any vesting or forfeitures occurring between June 13, 2023 and the Effective Time will not be captured in the table below). Severance payments and benefits have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under DICE’s benefit plans. None of DICE’s named executive officers will receive pension or non-qualified deferred compensation in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of DICE.” The amounts shown in the table below are estimates only, as the actual amounts that may be paid or provided upon a named executive officer’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by such named executive officer in connection with the Merger may differ from the amounts set forth below.

The additional details regarding the terms of the payments quantified below are set forth under the section entitled “—Agreements or Arrangements with Executive Officers of DICE” and the section entitled “—Effect of the Offer and the Merger Agreement on DICE Equity Incentive Plans, DICE Equity Compensation Awards and the ESPP.”

Golden Parachute Compensation

Named Executive Officer	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits($)(3)	Total Value($)(4)
J. Kevin Judice, Ph.D.	1,748,000	23,771,259	37,315	25,556,574
Scott Robertson	912,000	8,368,563	35,959	9,316,522
Timothy Lu, M.D., Ph.D.	907,200	8,958,857	25,080	9,891,136

(1)

Cash. Represents the value of (a) the maximum cash severance payments payable under the applicable named executive officer’s Change in Control and Severance Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the named executive officer signs and does not revoke a release of claims in favor of DICE in connection with such termination); and (b) the maximum amount of each named executive officer’s 2023 annual bonus. The severance payments in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The 2023 Annual Bonus amounts in this column are payable (a) subject to continued employment through the applicable payment date (which shall not be later than March 15, 2024) or (b) if the applicable individual is subject to a termination without “cause” or resigns for “good reason” prior to such payment date then such individual will remain eligible to receive such bonus payment notwithstanding his termination of employment. For purposes of this table, the 2023 Annual Bonus amounts are “double-trigger” in nature, because payment of these amounts is conditioned upon either continued services through the applicable payment date or a qualifying termination of employment prior to the payment date. Note that the actual amounts payable under the 2023 annual bonus program pursuant to the Merger Agreement will be based on the greater of target performance or actual achievement of the applicable performance metrics and may therefore vary from the amounts set forth in the table below (which are based on maximum possible achievement of the performance criteria under the 2023 annual bonus program). The table below sets forth the components of each named executive officer’s cash severance payments and his or her 2023 Annual Bonus, in each case calculated based on the values in effect on June 13, 2023.

Named Executive Officer	Annual Base Salary($)	Target Bonus($)	Severance Multiple	2023 Maximum Annual Bonus($)	Total($) (Severance plus 2023 Maximum Annual Bonus)
J. Kevin Judice, Ph.D.	575,000	316,250	1.5	411,125	1,748,000
Scott Robertson	475,000	190,000	1.0	247,000	912,000
Timothy Lu, M.D., Ph.D.	472,500	189,000	1.0	245,700	907,200

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of DICE,” the value of the severance payments and benefits each named executive officer is eligible to receive under such named executive officer’s Severance and Change in Control Agreement will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested DICE Stock Options, unvested DICE RSUs, and unvested Shares of DICE restricted common stock at the Effective Time.

The treatment of unvested DICE Stock Options, unvested DICE RSUs, and unvested Shares of DICE restricted common stock in the Transactions is set forth under the section entitled “—Effect of the Offer and the Merger Agreement on DICE Equity Incentive Plans, DICE Equity Compensation Awards and the ESPP,” and the values attributable to such awards in this column assume each named executive officer’s unvested DICE Stock Options, unvested DICE RSUs, and unvested Shares of DICE restricted common stock accelerate in accordance with the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, which means that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.

The estimated number of Shares subject to unvested DICE Stock Options, unvested DICE RSUs, and Shares of unvested DICE restricted common stock that will accelerate at the Effective Time and the Option Cash Consideration, RSU Cash Consideration, and Unvested Common Stock Cash Consideration associated with such accelerated DICE Stock Options, DICE RSUs, and Shares of DICE restricted common stock are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held by each named executive officer as of June 13, 2023.

Named Executive Officer	Number of Shares Underlying Unvested DICE Stock Options	Option Cash Consideration in respect of Unvested DICE Stock Options($)	Number of Shares Underlying Unvested DICE RSUs	RSU Cash Consideration in respect of Unvested DICE RSUs($)	Number of Shares of Unvested DICE Common Stock	Cash Consideration in respect of Unvested DICE Common Stock($)
J. Kevin Judice, Ph.D.	649,739	15,275,403	50,000	2,400,000	126,997	6,095,856
Scott Robertson	252,300	5,979,459	18,750	900,000	31,023	1,489,104
Timothy Lu, M.D., Ph.D.	228,580	5,553,929	15,000	720,000	55,936	2,684,928

(3)

Perquisites/Benefits. Represents the estimated value of COBRA payments to which each named executive officer may become entitled under his or her Change in Control and Severance Agreement as set forth in the section entitled “—Agreements or Arrangements with Executive Officers of DICE.” The amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of DICE,” if the named executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4)	The following table sets forth, for each named executive officer, the total amount of golden parachute compensation that is either “single-trigger” or “double-trigger” in nature:

Named Executive Officer	Single- Trigger($)	Double- Trigger($)
J. Kevin Judice, Ph.D.	23,771,259	1,785,315
Scott Robertson	8,368,563	947,959
Timothy Lu, M.D., Ph.D.	8,958,857	932,298

Effect of the Merger on Director and Officer Indemnification and Insurance

DICE’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors or officers, except for liability that cannot be eliminated under the DGCL. Accordingly, DICE’s directors and officers will not be personally liable for monetary damages for breach of their fiduciary duty as directors or officers, except for liabilities:

•	for any breach of the director’s or officer’s duty of loyalty to DICE or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	with respect to directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director derived an improper personal benefit; or

•	with respect to officers, in any action by or in the right of the corporation.

DICE’s amended and restated certificate of incorporation and restated bylaws also provide that DICE will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. DICE’s amended and restated certificate of incorporation and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as DICE’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, DICE has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, DICE is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of DICE within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law, or in connection with any proceeding voluntarily initiated by such director or executive officer, and certain other situations. This description of the indemnity agreements entered into between DICE and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(10) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of DICE or its predecessors (each, an “Indemnified Party”) (1) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time; (2) shall survive the Merger; (3) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions; and (4) for a period of six years following June 18, 2023 shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Lilly has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, following good faith consultation with Lilly and utilizing Lilly’s insurance broker, DICE may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Acceptance Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of DICE’s directors’ and officers’ liability insurance policies in effect on June 18, 2023 (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by DICE for coverage for its most recent renewal under the Existing D&O Policies.

Section 16 Matters

Prior to the Effective Time, Lilly shall, and DICE may, take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of DICE equity securities (including derivative securities) in connection with the Merger Agreement or the Transactions by each individual who is a director or officer of DICE subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, DICE (acting through its Board and the compensation committee of the Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by DICE with current or future directors, officers or employees of DICE.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with DICE management and its legal and financial advisors, on June 18, 2023, the Board, among other things, unanimously (1) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of DICE and its stockholders, (2) approved and declared advisable the Merger and the execution, delivery and performance by DICE of the Merger Agreement and the consummation of the Transactions, (3) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL, and (4) resolved to recommend that DICE’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the Board unanimously recommends that DICE’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the DICE Board.”

A copy of the joint press release issued by Lilly and DICE, dated as of June 20, 2023, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

From time to time, in connection with DICE’s regular corporate development activities, DICE contacted and engaged in discussions with a number of pharmaceutical companies in order to increase awareness of DICE’s product candidates and technology platform. In connection with these discussions, DICE entered into confidentiality agreements with certain pharmaceutical companies, referred to as Company A, Company B, Company C, Company D, Company E, Company F, and Company G, between August 5, 2020 and December 1, 2022, and with Lilly on April 21, 2022. The confidentiality agreement with Lilly included a customary “standstill” restriction that would expire upon the occurrence of specified events, including DICE’s entry into an agreement providing for an acquisition of DICE or the commencement of a tender offer for DICE stock that the Board does not reject within 10 business days. The confidentiality agreements with Companies E and G included similar “standstill” provisions and the confidentiality agreements with Companies A and D were amended to add similar “standstill” provisions. None of these agreements included a provision prohibiting the other party from making any request that DICE waive the “standstill” restriction, known as a “don’t ask/don’t waive” provision.

In May 2022, following a scientific exchange of preclinical data from DICE’s DC-806 and DC-853 development programs between representatives of DICE and Lilly, a representative of Lilly contacted DICE and, on May 18, 2022, representatives of Lilly met with members of DICE’s management, including Mr. Scott Robertson, DICE’s chief business and financial officer, and discussed potential collaboration opportunities between the companies. A representative of Lilly requested additional data from DICE’s ongoing Phase 1 clinical trial of DC-806, which Mr. Robertson indicated would be available later in the year once the Phase 1 clinical trial of DC-806 was complete.

On August 2, 2022, representatives of Company C met with Mr. Robertson and discussed potential collaboration opportunities between the companies. A representative of Company C requested data from DICE’s ongoing Phase 1 clinical trial of DC-806, which Mr. Robertson indicated would be available later in the year once the Phase 1 clinical trial of DC-806 was complete.

On August 17, 2022, representatives of Company A met with Mr. Robertson, expressed their interest in DICE’s IL-17 program, including DC-806 and DC-853, and discussed potential collaboration opportunities between the companies.

On August 22, 2022, Lilly contacted DICE to express interest in discussing the possibility of a partnering transaction with respect to DICE’s IL-17 program, including DC-806 and DC-853.

On September 19, 2022, as part of the Board’s strategic planning process and in anticipation of potential developments following the clinical read out and announcement of results from DICE’s Phase 1 clinical trial of DC-806 anticipated to occur in October 2022, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview Partners LLC (“Centerview”), and a representative of Fenwick & West LLP (“Fenwick & West”), DICE’s outside legal advisor, were present. The Board, members of DICE’s senior management and representatives of Centerview discussed DICE’s long range financial plan, strategic options, including various standalone and partnering options for DICE’s IL-17 programs, and the long-term prospects, opportunities and risks faced by DICE as an independent company. Representatives of Centerview, which had previously discussed strategic matters with the Board and members of DICE’s senior management, had been invited to this meeting to discuss with the Board strategic options and implications, including evaluating potential partnering paths and the likelihood of acquisition interest in DICE following announcement of the topline results from the Phase 1 clinical trial of DC-806. Representatives of Centerview presented their views on the then current strategic partnering and acquisition landscape. The Board, members of DICE’s senior management and representatives of Centerview also discussed the status of DICE’s discussions with pharmaceutical companies, and considerations for managing any inquiries received from any other pharmaceutical companies following announcement of DICE’s DC-806 Phase 1 results, and directed management to continue dialogue with any such parties to maintain awareness of DICE’s product candidates and technology platform.

On October 11, 2022, DICE announced positive topline results from the Phase 1 clinical trial of DC-806 and plans to advance DC-806 into a dose-ranging Phase 2b clinical trial in patients with moderate-to-severe psoriasis. On October 12, 2022, following this announcement, DICE raised net proceeds of approximately $324 million in a follow-on public equity offering, which left DICE with a total of approximately $587 million in cash.

Following the October 11 announcement, in October and November 2022, representatives of Companies A, B, C, D, E, F, G, and a pharmaceutical company referred to as Company H contacted DICE to express interest in discussing the possibility of a partnering transaction with respect to DICE’s IL-17 program, including DC-806 and DC-853. In response to this interest and Lilly’s interest first expressed on August 22, 2022, from October 18, 2022 through November 21, 2022, members of DICE’s senior management, including Dr. Kevin Judice, DICE’s chief executive officer, Mr. Robertson, Dr. Tim Lu, DICE’s chief medical officer, and Dr. John Jacobsen, DICE’s chief scientific officer, met with representatives of Companies A, B, C, D, E, G and Lilly and reviewed topline results from DICE’s Phase 1 clinical trial of DC-806 and the planned development strategy for DC-806. At these meetings, members of DICE’s senior management indicated that, given DICE’s current strong cash position, while DICE would consider partnering opportunities that might maximize the value of one or more of DICE’s product candidates, the Board would require any such partnership to be both economically and strategically attractive to DICE and its stockholders in order to consider pursuing it prior to the announcement of the results from the Phase 2b clinical trial of DC-806.

On October 27, 2022, members of DICE’s senior management, including Dr. Judice, Mr. Robertson, Dr. Lu, and Dr. Jacobsen, met with representatives of Company A and discussed DC-806.

On November 2, 2022, DICE received a written non-binding proposal from Company A for an exclusive worldwide license to DICE’s IL-17 program, including DC-806 and DC-853, in which Company A would pay DICE $350 million, make an equity investment in DICE of an additional $150 million, and agree to make up to $650 million in additional payments upon achievement of specified milestones.

On November 8, 2022, Mr. Robertson informed representatives of Company A that its proposal would be discussed with the Board at its next meeting.

On November 14, 2022, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and a representative of Fenwick & West were present. The Board, members of DICE’s senior management and representatives of Centerview discussed pharmaceutical companies that might have potential interest in DICE’s product candidates and technology platform, including those with which DICE had met since the October 11, 2022 announcement of topline results, including Lilly, and the partnering proposal received from Company A. The Board discussed that under Company A’s proposal, DICE would not retain certain key rights to the licensed programs and that this proposal did not provide DICE stockholders sufficient opportunity to realize the value of these programs. Following this discussion, the Board directed members of DICE’s senior management to inform Company A that its proposal was not attractive to DICE, both in regard to economic terms and the limited degree of continuing rights that DICE would have in the licensed programs, but that DICE would consider an acquisition proposal, should Company A desire to make one.

On November 16, 2022, Mr. Robertson informed a representative of Company A that its partnering proposal was not attractive to DICE on the proposed terms and that, if Company A was looking to acquire certain rights, including the ability to develop and commercialize DICE’s IL-17 program in the United States, the Board would consider an acquisition proposal, should Company A desire to make one.

On November 28, 2022, a representative of Company A informed Mr. Robertson that Company A was evaluating making a proposal to acquire DICE for $40 in cash per Share and a contingent value right (“CVR”) that would pay $5 per Share on a successful outcome from the Phase 2b clinical trial for DC-806. The representative of Company A informed Mr. Robertson that Company A would need to review additional data, and gain access to more detailed diligence materials, to confirm its assumptions and facilitate a more refined view on value (while also indicating that the representative of Company A was not sure it would be able to do so).

On November 29, 2022, representatives of Centerview spoke with members of DICE’s senior management regarding Mr. Robertson’s November 28, 2022 discussion with Company A and discussed the verbal proposal and the advisability of requesting a written proposal from Company A.

On November 30, 2022, the Board held a regularly scheduled meeting, at which members of DICE’s senior management and a representative of Fenwick & West were present. During the course of this meeting, the Board and members of DICE’s senior management reviewed Mr. Robertson’s November 28, 2022 discussion with Company A and the status of and prospects for discussions with additional parties. Following this review, the Board instructed members of DICE’s senior management to request a written proposal from Company A for review by the Board.

On December 1, 2022, Mr. Robertson spoke with a representative of Company A and indicated that he would review the specifics of Company A’s interest in acquiring DICE with the Board if Company A was willing to submit a detailed written proposal.

Also on December 1, 2022, representatives of Company G informed Mr. Robertson that Company G, working together with Company D, was interested in making a proposal for a worldwide partnership with respect to DC-806 and DC-853.

On December 15, 2022, DICE received a written non-binding proposal from Company A for an acquisition of DICE for $40 in cash per Share and a CVR that would pay $5 per Share upon a successful outcome from a 12-week placebo-controlled Phase 2b dose-ranging study of DC-806 in moderate-to-severe psoriasis patients, with the “success” criteria to be agreed between the parties as part of a definitive agreement.

Also on December 15, 2022, representatives of Company H contacted Dr. Judice and Mr. Robertson to schedule a meeting with members of DICE’s senior management during the J.P. Morgan Healthcare Conference.

On December 18, 2022, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. The Board, members of DICE’s senior management and representatives of Centerview discussed the proposal from Company A and its request for additional data and due diligence materials. Members of DICE’s senior management and representatives of Centerview provided the Board with an update on the status of discussions with the other pharmaceutical companies with which it had met since the October 11, 2022 announcement of topline results, including Lilly. A representative of Fenwick & West reviewed the fiduciary duties of the Board, including in considering Company A’s proposal. The Board discussed its view that Company A’s proposal did not provide adequate value to DICE’s stockholders and Company A had not demonstrated sufficient interest in pursuing a transaction with DICE in order to warrant providing access to additional data and more detailed due diligence materials, other than specific items that would be critical to Company A’s view of DICE’s value. Following this discussion, the Board directed members of DICE’s senior management to inform Company A that its acquisition proposal was inadequate to obtain access to additional data and more detailed due diligence materials and that it would need to improve on its acquisition proposal in order to obtain such information.

On December 19, 2022, DICE received a written non-binding framework, without economic terms, from Company G, working together with Company D, for a partnership involving DICE’s IL-17 program, including worldwide rights to DC-806 and DC-853.

On December 20, 2022, Dr. Judice and Mr. Robertson spoke with representatives of Company A and informed them that Company A’s proposal was not sufficient to access additional data and due diligence materials, but that if there were specific items that would be critical to Company A’s view of DICE’s value, the Board was willing to consider such requests. The representatives of Company A indicated that Company A would continue to assess its view of DICE’s value, and would speak again with representatives of DICE at the J.P. Morgan Healthcare Conference in January.

On December 22, 2022, Mr. Robertson informed representatives of Company G that its proposed partnership framework was unlikely to be considered by the Board to be attractive to DICE because DICE would not retain rights to the licensed programs in the United States, but indicated that DICE would be willing to consider a proposal for a license of European Union rights, or a proposal for an acquisition, should Company G desire to make either such proposal.

On January 7, 2023, DICE entered into a confidentiality agreement with Company H. The confidentiality agreement with Company H included a customary “standstill” restriction, which was similar to the “standstill” restriction included in the confidentiality agreement with Lilly, and did not include a “don’t ask/don’t waive” provision.

From January 9, 2023 through January 12, 2023, members of DICE’s senior management met with representatives of Companies A, B, C, F, G, H, three pharmaceutical companies referred to as Company I, Company J and Company K, and Lilly during the J.P. Morgan Healthcare Conference and discussed DICE, its technology platform, product candidates and recent clinical data. In each of these meetings, when asked about DICE’s business development priorities, members of DICE’s senior management indicated that while DICE would consider proposals for a partnership, any proposal would need to provide substantial value, and retained rights, to DICE in view of DICE’s current strong cash position and expected future announcements of additional information from DICE’s clinical trials. During the meeting with representatives of Company A on January 9, 2023, the representatives of Company A reiterated Company A’s proposal of December 15, 2022, and indicated that, while Company A would likely not be able to meaningfully increase its proposed price per share from that set forth in its proposal of December 15, 2022, it would need to review additional data and gain access to more detailed due diligence materials in order to refine its proposal, and members of DICE’s senior management reiterated that Company’s A proposal was inadequate for Company A to obtain access to additional data and more detailed due diligence materials, other than specific items that would be critical to Company A’s view of DICE’s value, and stated that the additional information being shared in the meeting should support an increased valuation for DICE.

Also on January 18, 2023, representatives of Lilly contacted Mr. Robertson to schedule a meeting.

On January 24, 2023, Mr. Robertson met with representatives of Lilly and discussed next steps coming out of the meeting during the J.P. Morgan Healthcare Conference. The representatives of Lilly indicated continued interest in a potential transaction with DICE, and requested additional due diligence information. Mr. Robertson informed the representatives of Lilly that, while DICE would not provide Lilly with access to detailed due diligence information unless Lilly first submitted a proposal for a transaction, DICE would provide Lilly with specific items of information that were important for Lilly to formulate a proposal.

On January 25, 2023, Mr. Robertson met with representatives of Company A, who reiterated their request for access to more detailed due diligence materials and also repeated that Company A would likely not be able to meaningfully increase its proposed price per share from that set forth in its proposal of December 15, 2022. Mr. Robertson reiterated that Company’s A proposal was inadequate for Company A to obtain access to more detailed due diligence materials, other than specific items that would be critical to Company A’s view of DICE’s value.

On January 30, 2023, a representative of Company G informed Mr. Robertson that it, working together with Company D, would not continue further discussions with DICE at this time and expressed interest in speaking further after data from the Phase 1 trial for DC-853 and Phase 2 trial for DC-806 was available.

On February 6, 2023, a representative of Lilly spoke with Mr. Robertson to request access to specific due diligence information in order for Lilly to conduct technical due diligence. On February 8, 2023, Lilly was provided with access to limited due diligence information.

On February 8, 2023, a representative of Company A spoke with Mr. Robertson to request additional due diligence materials and DICE then provided Company A with additional clinical information. Mr. Robertson requested the term of the confidentiality agreement with Company A (which otherwise would have expired on February 22, 2023) be extended.

On February 22, 2023, DICE amended its confidentiality agreement with Company A to extend the term of the agreement. The term of the “standstill” provision was not extended and, accordingly, expired on June 20, 2023.

On February 27, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview, and representatives of Fenwick & West were present. The Board, members of DICE’s senior management, and representatives of Centerview reviewed the status of discussions with Companies A, B, C, E, F, H, I, J, K and Lilly. The Board, members of DICE’s senior management, and representatives of Centerview discussed the interactions with representatives of Company A, including the statements by those representatives that Company A would not be likely to meaningfully increase the price per share proposed to be paid by Company A from the price per share set forth in Company A’s proposal of December 15, 2022, and determined to progress DICE’s discussions with the other parties with whom DICE had met. The Board, members of DICE’s senior management, and representatives of Centerview discussed the merits and risks associated with formally reaching out to additional parties, including the potential impact of public speculation around strategic discussions involving DICE. The Board discussed its belief, based on the parties’ level of engagement with DICE to date, their available resources, and their strategic focus, that Companies E, H, I, J and K were unlikely to provide a proposal to acquire DICE, and that it was in the best interests of DICE and its stockholders to focus outreach by Centerview to those parties that were believed to be those most likely be interested in pursuing an acquisition of DICE. The Board then directed representatives of Centerview to, following the conclusion of the American Academy of Dermatology Conference, contact representatives of Companies B, C and F and Lilly to gauge their interest in a potential acquisition of DICE. The representatives of Centerview then left the meeting and the Board discussed formalizing the engagement of Centerview as DICE’s financial advisor. Members of DICE’s senior management and representatives of Fenwick & West reviewed the terms set forth in a proposed engagement letter with Centerview and, after discussion, the Board authorized members of DICE’s senior management to formalized its engagement of Centerview as DICE’s financial advisor, on the terms described by the representatives of Fenwick & West, based on Centerview’s reputation and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with DICE. DICE subsequently entered into an engagement letter with Centerview, engaging Centerview as DICE’s financial advisor on the terms approved by the Board.

On March 11, 2023, Company F was provided with access to limited due diligence information.

On March 15, 2023, during an industry conference, Dr. Judice met with a representative of Lilly and discussed scientific data related to DICE’s programs and technology platform.

On March 19, 2023, during the annual American Academy of Dermatology Conference, members of DICE’s senior management, including Mr. Robertson, Dr. Lu and Dr. Jacobsen, met with representatives of Company B and presented information regarding DC-806, and met with representatives of Company F and informed them that there was continued interest in DICE from other parties.

On March 27, 2023 and March 28, 2023, representatives of Centerview, at the direction of the Board, contacted representatives of Companies B, C and F and Lilly and informed them that DICE had received acquisition interest and that, if such companies were interested in making an acquisition proposal, members of DICE’s senior management would be prepared to meet with them for a management presentation and address key due diligence questions to facilitate an acquisition proposal.

Following this outreach, representatives of Companies B, C, and F and Lilly confirmed to representatives of Centerview that they were interested in evaluating a potential acquisition of DICE and meeting with members of DICE’s senior management.

On March 31, 2023, members of DICE’s senior management shared with representatives of Company F a management presentation, which included information regarding DC-806 and DICE’s other programs, and addressed key due diligence questions, with representatives of Centerview present.

On April 4, 2023, members of DICE’s senior management shared with representatives of Company C a management presentation, which included information regarding DC-806 and DICE’s other programs, and addressed key due diligence questions, with representatives of Centerview present.

On April 5, 2023, members of DICE’s senior management shared with representatives of Company B a management presentation, which included information regarding DC-806 and DICE’s other programs, and addressed key due diligence questions, with representatives of Centerview present.

On April 5, 2023, a representative of Centerview sent a letter to representatives of each of Companies B, C and F and Lilly requesting preliminary, non-binding proposals for an acquisition of DICE by April 14, 2023.

On April 10, 2023, a representative of Company F informed a representative of Centerview that Company F would not be making a proposal to acquire DICE, citing the early stage nature of the data from DICE’s clinical programs.

On April 14, 2023, Lilly delivered to a representative of Centerview a written non-binding indication of interest for an acquisition of DICE for $35.56 in cash per Share (the “April 14 Proposal”). The April 14 Proposal indicated that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing, and stated that Lilly was prepared to move expeditiously to finalize its due diligence, and was prepared to begin a customary confirmatory due diligence review immediately, in parallel with the negotiation of a mutually satisfactory merger agreement.

Also on April 14, 2023, a representative of Company B informed a representative of Centerview that Company B would need additional time to determine whether Company B would make a proposal to acquire DICE.

Later on April 14, 2023, a representative of Company C informed a representative of Centerview that Company C would not be making a proposal to acquire DICE, citing the early stage nature of the data from DICE’s clinical programs.

On April 16, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. The Board, members of DICE’s senior management and representatives of Centerview reviewed the April 14 Proposal and the discussions with Companies A, B, C and F and Lilly. In addition, the Board and members of DICE’s senior management discussed opportunities and risks faced by DICE as an independent company. The Board, members of DICE’s senior management and representatives of Centerview then discussed DICE’s response to the April 14 Proposal and the prospects for a significant improvement by Lilly on its April 14 Proposal. Following this discussion, the Board directed representatives of Centerview to inform Lilly that the per share price in the April 14 Proposal was significantly below the Board’s value expectations but that DICE was willing to grant Lilly access to a virtual data room with additional diligence information, with the expectation that such additional diligence information would support a significantly improved proposal to acquire DICE. The Board, members of DICE’s senior management and representatives of Centerview also discussed the interactions with representatives of Company A and their repeated statements regarding its unlikely ability to increase its per share price, as well as its need to conduct further due diligence prior to submitting a revised proposal. The Board then directed Centerview to reach out to Company A to facilitate a management presentation, including the latest data regarding DC-806 and DICE’s other programs, and address their key due diligence questions.

On April 17, 2023, a representative of Centerview spoke with a representative of Company A and communicated that DICE was open to meeting with representatives of Company A to share the latest developments at DICE and address any key diligence questions to facilitate a revised proposal to acquire DICE, should Company A desire to make one. The representative of Company A expressed continued interest in evaluating an acquisition of DICE and indicated that they would follow up to schedule a meeting with members of DICE’s senior management.

Also on April 17, 2023, a representative of Centerview spoke with a representative of Lilly and stated that the per share price in the April 14 Proposal was significantly below the Board’s value expectations but that DICE was willing to grant Lilly access to additional diligence information, with the expectation that Lilly would submit a significantly improved proposal to acquire DICE. Lilly was subsequently provided access to an expanded virtual data room containing additional due diligence materials.

Later on April 17, 2023, a representative of Company B informed a representative of Centerview that Company B would not be making a proposal to acquire DICE, citing the early stage nature of the data from DICE’s clinical programs.

On April 20, 2023, Mr. Robertson spoke with a representative of Company A and encouraged Company A to submit a revised proposal to acquire DICE.

Also on April 20, 2023, DICE amended its confidentiality agreement with Lilly to extend the term of the agreement, which otherwise would have expired on April 21, 2023, to October 21, 2023.

On April 24, 2023, members of DICE’s senior management gave a management presentation to representatives of Company A regarding DC-806 and DICE’s other programs and addressed key due diligence questions, with representatives of Centerview present.

On April 25, 2023, a representative of Company A spoke with a representative of Centerview and indicated that initial feedback was positive but that they were still discussing the making of a revised acquisition proposal internally, and inquired whether DICE would be open to a licensing proposal. The representative of Centerview informed the representative of Company A that DICE was focused on an acquisition transaction.

On April 27, 2023, a representative of Company A informed a representative of Centerview that Company A would not be making a revised proposal to acquire DICE, citing the early stage nature of the data from DICE’s clinical programs.

On May 3, 2023, representatives of Lilly informed a representative of Centerview that Lilly intended to provide a revised proposal to acquire DICE during the week of May 15, 2023 and requested that DICE provide an initial draft of the proposed merger agreement for Lilly’s review. The representative of Centerview communicated to representatives of Lilly that the Board would need to review Lilly’s revised acquisition proposal before determining whether to engage in merger agreement discussions.

On May 8, 2023, members of DICE’s senior management met with representatives of Lilly and provided Lilly with additional information regarding DICE’s clinical programs, with representatives of Centerview present. Following this meeting, Lilly requested access to additional technical information regarding DICE’s product candidates.

On May 15, 2023, the Board held a regularly scheduled meeting, at which members of DICE’s senior management, and a representative of Fenwick & West were present. The Board and members of DICE’s senior management reviewed the status of discussions with Lilly and the other parties with whom DICE had engaged in acquisition-related discussions.

On May 19, 2023, Lilly sent to a representative of Centerview a revised non-binding indication of interest for an acquisition of DICE for $45.20 in cash per Share (the “May 19 Proposal”). Like the April 14 Proposal, the May 19 Proposal indicated that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing, and stated that Lilly was prepared to move expeditiously to finalize its due diligence, and was prepared to begin a customary confirmatory due diligence review immediately, in parallel with the negotiation of a mutually satisfactory merger agreement.

On May 21, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. The Board, members of DICE’s senior management and representatives of Centerview reviewed DICE’s discussions with various strategic parties, including recent feedback from Companies A, B and Lilly and the May 19 Proposal. In addition, the Board and members of DICE’s senior management discussed opportunities and risks faced by DICE as an independent company. The Board reviewed a proposed long-range financial forecast projection of DICE’s operating results through 2048 prepared by DICE’s management (the “Long-Range Forecast”). The Board discussed the Long-Range Forecast and approved the use of the Long-Range Forecast by Centerview in its financial analysis. Additional information regarding the Long-Range Forecast is set forth in the section entitled “—Certain Unaudited Prospective Financial Information of DICE.” Representatives of Centerview then reviewed with the Board, from a financial point of view, the May 19 Proposal, including a preliminary financial analysis based on the Long-Range Forecast. Following discussion, the Board directed members of DICE’s senior management to inform Lilly that the Board was seeking an acquisition proposal for a price per Share “in the $50s.”

Following this Board meeting, later on May 21, 2023, Dr. Judice contacted a representative of Lilly and indicated that the Board was seeking an acquisition proposal at a price per Share “in the $50s.”

On May 22, 2023, a representative of Lilly spoke with a representative of Centerview and requested that DICE propose a specific price per Share that the Board would find to be acceptable.

On May 23, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. The Board, members of DICE’s senior management and representatives of Centerview discussed Lilly’s request that DICE propose a specific per share price, and the Board directed Centerview to inform Lilly that the Board was seeking a price of $51 per Share.

Following this Board meeting, later on May 23, 2023, a representative of Centerview informed representatives of Lilly that DICE was seeking a revised proposal from Lilly to acquire DICE at a price of $51 per Share.

On May 24, 2023, Lilly delivered to a representative of Centerview a revised non-binding indication of interest for an acquisition of DICE for $48 in cash per Share (the “May 24 Proposal”). Like the April 14 Proposal and the May 19 Proposal, the May 24 Proposal indicated that consummation of a transaction would not be contingent on Lilly’s ability to obtain financing and stated that Lilly was prepared to move expeditiously to finalize its due diligence, and was prepared to begin a customary confirmatory due diligence review immediately, in parallel with the negotiation of a mutually satisfactory merger agreement. The May 24 Proposal indicated that this was Lilly’s “best and final” offer for an acquisition of DICE.

On May 25, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. The Board, members of DICE’s senior management and representatives of Centerview discussed the May 24 Proposal, and the Board instructed a representative of Centerview to inform Lilly that the Board was willing to proceed with negotiations of a definitive merger agreement and confirmatory due diligence based on the $48 per share proposed in the May 24 Proposal.

Following this Board meeting, later on May 25, 2023, a representative of Centerview, at the direction of the Board, contacted representatives of Lilly and communicated that DICE was willing to proceed with negotiations of a definitive merger agreement and confirmatory due diligence based on the $48 per share proposed in the May 24 Proposal.

Subsequently on May 25, 2023, at the direction of members of DICE’s senior management, Fenwick & West provided Kirkland & Ellis LLP (“Kirkland & Ellis”), Lilly’s outside legal advisor, with an initial draft of the Merger Agreement. The draft provided for a transaction to be structured as a cash tender offer followed immediately by a merger, for exceptions to the definition of “Company Material Adverse Effect” for, among other things, conditions or events arising in connection with DICE’s preclinical or clinical studies, for Lilly to be obligated to commit to any divestitures or other actions if required in order to obtain regulatory clearance, for Lilly to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance, and for DICE to be allowed in certain circumstances to provide due diligence information to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, and to accept a superior proposal after providing Lilly a right to match such proposal and paying a termination fee equal to 2.3% of the equity value of the transaction.

On May 27, 2023, Fenwick & West sent an initial draft of DICE’s disclosure letter to the Merger Agreement to Kirkland & Ellis. From June 4, 2023 to June 18, 2023, Fenwick & West and Kirkland & Ellis exchanged drafts of DICE’s disclosure letter to the Merger Agreement.

On May 29, 2023, certain representatives of Lilly and representatives of Kirkland & Ellis were provided with access to diligence information regarding chemical structure and formulation of DICE’s product candidates.

On June 1, 2023, a representative of Fenwick & West spoke with a representative of Kirkland & Ellis, and the representative of Kirkland & Ellis indicated that Lilly requested that Dr. Judice and RA Capital Healthcare Fund, L.P. (“RA Healthcare”) and RA Capital Nexus Fund II, L.P. (“RA Capital Nexus” and, together with RA Healthcare, “RA Capital”), stockholders of DICE with whom Dr. Jake Simson, a member of the Board, is affiliated, enter into Tender and Support Agreements in which Dr. Judice and RA Capital (together, the “Supporting Stockholders”) would agree to tender the Shares owned by such Supporting Stockholders in the Offer, and which would terminate in the event of a termination of the Merger Agreement.

Also on June 1, 2023, a representative of Lilly spoke with a representative of Centerview regarding their ongoing due diligence, planning and timeline for the transaction.

Between May 30, 2023 and June 13, 2022, members of DICE’s senior management conducted a number meetings with representatives of Lilly, where representatives of Centerview were present, at which members of

DICE’s senior management made presentations and answered questions regarding a range of diligence topics. Representatives of Fenwick & West and Kirkland & Ellis were in attendance for the meeting with respect to legal matters.

On June 5, 2023, Kirkland & Ellis provided Fenwick & West with a revised draft of the Merger Agreement, which proposed a number of changes to the draft previously circulated by Fenwick & West, including a limitation with respect to clinical trial hold orders issued by the FDA to the exception for conditions or events arising in connection with DICE’s preclinical or clinical studies to the definition of “Company Material Adverse Effect,” removing Lilly’s obligation to commit to any divestitures or other actions if required in order to obtain United States regulatory clearance, removing Lilly’s obligation to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance and increasing the amount of the termination fee payable by DICE if it terminated the Merger Agreement to accept a superior proposal to 4.5% of the equity value of the transaction.

On June 6, 2023, Kirkland & Ellis provided Fenwick & West with a proposed form of the Tender and Support Agreement that Lilly required be executed by each Supporting Stockholder, beneficial owners of approximately 18% of the outstanding Shares in the aggregate, which agreements would terminate upon any termination of the Merger Agreement, including to accept a superior proposal. From June 6, 2023 to June 12, 2023, Fenwick & West and Kirkland & Ellis exchanged drafts of the form of Tender and Support Agreement.

Also on June 6, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. Representatives of Centerview provided the Board with an update on the status of Lilly’s due diligence and the potential timeline for signing the transaction, and representatives of Fenwick & West provided the Board with an update on the status of the discussions with Kirkland & Ellis regarding key open issues in the Merger Agreement, and the Board provided representatives of Fenwick & West with direction on the key open issues in the Merger Agreement.

Following the Board meeting, on June 6, 2023, Fenwick & West provided Kirkland & Ellis with a revised draft of the Merger Agreement, which, among other things, made revisions to the clinical trial hold limitation in the definition of “Company Material Adverse Effect,” added a reverse termination fee amount of 7.0% of the equity value of the transaction that would be payable in the event that the transaction were not consummated due to the failure to obtain required regulatory approvals, restored Lilly’s obligation to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance, and decreased the amount of the termination fee payable by DICE if it terminated the Merger Agreement to accept a superior proposal to 3.0% of the equity value of the transaction.

On June 9, 2023, a representative of Centerview spoke with representatives of Lilly regarding their finalization of due diligence, key open issues in the Merger Agreement, and the timeline for a transaction announcement.

Also on June 9, 2023, the Board held a meeting, at which members of DICE’s senior management, representatives of Centerview and representatives of Fenwick & West were present. The Board, members of DICE’s senior management, and representatives of Centerview discussed the status of due diligence and activities with Lilly and the potential timeline for signing the transaction, and the Board and representatives of Fenwick & West discussed the status of negotiations regarding the Merger Agreement, including the exceptions (and limitations thereto) to the definition of “Company Material Adverse Effect,” the inclusion of a reverse termination fee in the event that the transaction were not consummated due to the failure to obtain required regulatory approvals, Lilly’s obligation to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance, and the amount of the termination fee payable by DICE if it terminated the Merger Agreement to accept a superior proposal.

On June 12, 2023, Kirkland & Ellis provided Fenwick & West with a revised draft of the Merger Agreement, which, among other things, revised the clinical trial hold limitation in the definition of “Company Material Adverse Effect,” removed the reverse termination fee in the event that the transaction was not consummated due to the failure to obtain required regulatory approvals, limited Lilly’s obligation to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance, and increased the amount of the termination fee payable by DICE if it terminated the Merger Agreement to accept a superior proposal to 4.0% of the equity value of the transaction.

On June 13, 2023, members of DICE’s senior management met with representatives of Lilly, with representatives of Centerview present, to provide certain additional clinical and preclinical data regarding DC-806 and DC-853.

On June 14, 2023, a representative of Centerview spoke with representatives of Lilly regarding completion of their due diligence and the anticipated timing for signing the transaction, subject to finalizing the open issues in the Merger Agreement.

Later on June 15, 2023, Fenwick & West provided Kirkland & Ellis with a revised draft of the Merger Agreement, which, among other things, revised the clinical trial hold limitation in the definition of “Company Material Adverse Effect,” revised the limitations to Lilly’s obligation to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance, and decreased the amount of the termination fee payable by DICE if it terminated the Merger Agreement to accept a superior proposal to $92 million (approximately 3.8% of the equity value of the transaction).

On June 16, 2023, Kirkland & Ellis provided Fenwick & West with a revised draft of the Merger Agreement, which among other things, revised the clinical trial hold limitation in the definition of “Company Material Adverse Effect” and revised the restriction on Lilly to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance.

Later on June 16, 2023, representatives of Fenwick & West contacted representatives of Kirkland & Ellis, discussed the remaining open issues in the Merger Agreement, and agreed (subject to approval by the Board) to accept Lilly’s most recent proposal regarding the definition of “Company Material Adverse Effect” and representatives of Kirkland & Ellis agreed (subject to Lilly’s approval) to a revision of the restriction on Lilly’s obligation to not enter into or consummate any transaction or acquisition that would reasonably be expected to delay or prevent obtaining regulatory clearance.

Later on June 16, 2023, the Board held a meeting, with members of DICE’s senior management and representatives of Centerview and Fenwick & West present. Representatives of Centerview discussed Lilly’s completion of its due diligence over the preceding week and their intention to sign the Merger Agreement over the upcoming weekend and announce the transaction before market open on June 20, 2023. Representatives of Fenwick & West then discussed the fiduciary duties of the Board in evaluating the proposed transaction and the terms of the Merger Agreement, and reviewed with the Board the terms of the Merger Agreement, the form of which had been previously distributed to the members of the Board, including the definition of “Company Material Adverse Effect,” Lilly’s lack of obligation to commit to any divestitures or other actions if required in order to obtain regulatory clearance, Lilly’s refusal to provide a reverse termination fee, in the event that the transaction were not consummated due to the failure to obtain required regulatory approvals, Lilly’s obligation to not enter into or consummate certain acquisitions that would reasonably be expected to delay or prevent obtaining regulatory clearance, and the size of the termination fee payable by DICE if it terminated the Merger Agreement to accept a superior proposal. The Board then discussed the fact that, after an outreach to third parties the Board had determined Lilly to be the most likely to have the strategic interest and financial ability to pursue an acquisition transaction with DICE, no other party had expressed an interest in a potential acquisition of DICE (other than Company A, who had made a preliminary proposal reflecting a valuation that was lower than the $48 price per Share proposed by Lilly, and which had not actively engaged in discussions with DICE after April 27, 2023). The Board noted that the Offer Price represents a 42% premium to the trading price at which the Shares closed on June 16, 2023, the last trading day prior to the execution of the Merger Agreement, and a 46% premium to the 30 calendar day volume weighted average trading price of the Shares as of June 16, 2023. A representative of Fenwick & West noted that Centerview had previously provided DICE with a letter disclosing its relationships with Lilly and its affiliates, which indicated that since January 1, 2020, Centerview has not been engaged on a fee-paying basis to provide financial advisory services to Lilly. Representatives of Centerview reviewed with the Board Centerview’s financial analysis of the Offer Price, in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares (as defined below)). Following Centerview’s review of its financial analysis, Centerview rendered its oral opinion to the Board, which was subsequently confirmed by delivery of a written opinion dated June 16, 2023, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “ —Opinion of Centerview Partners LLC.” The written opinion delivered by Centerview to the Board is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Following additional discussion and consideration of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of DICE and its stockholders, approved and declared advisable the Merger and the execution, delivery and performance by DICE of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL, and resolved to recommend that stockholders of DICE accept the Offer and tender their Shares pursuant to the Offer.

On June 18, 2023, DICE, Lilly, and Purchaser executed the Merger Agreement, and Lilly, Purchaser and each Supporting Stockholder executed the Tender and Support Agreements.

In the morning of June 20, 2023, DICE and Lilly issued a joint press release announcing the execution of the Merger Agreement.

On June 30, 2023, Purchaser commenced the Offer and DICE filed this Schedule 14D-9.

Reasons for the Recommendation of the DICE Board

In recommending that DICE’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered the terms of the Offer, the Merger Agreement and the other transactions contemplated thereby, consulted with members of DICE’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value.

The Offer Price to be paid by Lilly would provide DICE’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Shares. The Board considered:

•

Cash Consideration; Certainty of Value: the Offer Price to be received by DICE stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to DICE’s business or the financial markets generally;

•	Implied Premium: the relationship of Offer Price to recent trading prices of the Shares, including the fact that the Offer Price represents:

a.	a premium of approximately 42% to the closing price of DICE common stock on June 16, 2023, the last full trading day prior to the Board’s approval of the Merger Agreement;

b.	a premium of approximately 46% to the volume-weighted average closing price of the shares of DICE common stock over the 30 calendar day period ending on June 16, 2023; and

c.	a premium of approximately 182% to the initial public offering price of $17 per share of DICE common stock that began trading on the Nasdaq Global Market on September 15, 2021.

•

Highest Value Reasonably Obtainable: the fact that none of the other parties that had been contacted with respect to a potential acquisition of DICE had expressed the desire to pursue such a transaction, and the Board’s belief, in view of the discussions and negotiations with Lilly, that Lilly was unlikely to increase its offer above the Offer Price; and

•

Centerview Analysis and Fairness Opinion: the Board considered the oral opinion of Centerview rendered to the Board on June 16, 2023, which was subsequently confirmed by delivery of a written opinion dated June 16, 2023, that, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC.” The full text of Centerview’s written opinion, dated June 16, 2023, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference.

Prospects of DICE

The Board considered DICE’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as DICE’s long-term business plan and prospects if it were to remain an independent public company, including:

•	the risks faced by DICE as an independent public company, including:

•

Risks Related to DICE’s Product Candidates. The status, early stage of development and prospects for DICE’s current product candidates, including DC-806 and DC-853, which are in Phase 2 and Phase 1 clinical trials, respectively, and have not yet been approved for marketing by the FDA, and the risk that adverse events or developments may occur in the clinical trials of DC-806 or DC-853 that would require DICE to delay or terminate further clinical activity, or that DICE’s clinical trials may otherwise take longer than expected or be unsuccessful, and the risk that the FDA may ultimately not approve an NDA for DC-806, DC-853 or DICE’s other current product candidates.

•

Cost of and Need for Additional Capital. DICE’s financial position, anticipated operating expenses and the need to raise substantial additional capital to fund development of its product candidates through later-stage clinical trials and potential commercialization and to continue operating its business, and the financial constraints on DICE’s ability to pursue these activities if such financing were not available. The Board also considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the substantial dilution that could result to DICE’s existing stockholders from equity financing.

•

DICE’s Current Investigational Pipeline. The Board considered the status of and prospects for DICE’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the fact that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA may not approve any of such resulting product candidates.

•

Competitive Risks. DICE’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing. The Board also considered the competitive landscape for its product candidates, including DC-806 and DC-853, where there are a number of FDA-approved commercial products in the U.S. available for treatment of psoriasis and a number of product candidates in development for the treatment of the same disease and/or for other diseases that might be treated with DC-806 and DC-853, including late-stage product candidates that may achieve regulatory approval and be commercialized by companies substantially larger than DICE prior to the potential approval by the FDA of any of DICE’s product candidates.

•

Employee Retention and Hiring. DICE’s need to retain its senior management and employees, and DICE’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors, and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

•

the Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Merger and the consummation of the transactions contemplated by the Merger Agreement represents DICE’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives

The Board considered the other strategic alternatives available to DICE, including:

•	the alternative of remaining an independent company;

•

the possibility of other parties making an offer to acquire DICE, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing DICE to terminate the Merger Agreement to enter into an alternative transaction as described below; and

•

the fact that DICE engaged in a strategic process in which DICE, together with Centerview at DICE’s direction, contacted eleven parties other than Lilly that DICE believed would be capable of, and potentially interested in, an acquisition of DICE, four of which the Board instructed Centerview to contact, all of which declined to participate in the process.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Merger would be consummated in a timely manner, including the following:

•

the Transaction is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling DICE’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which DICE’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to DICE’s business pending the closing of the Merger;

•

the likelihood that the Offer and the Merger would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Shares, and the certainty of value to DICE’s stockholders presented by the Offer; (2) the business reputation and significant financial resources of Lilly and intention of Lilly to consummate the Offer; (3) the track record of Lilly in completing acquisition transactions; (4) the fact that the Offer is not subject to any financing condition; (5) the nature of the conditions to the Offer and the Merger, including the definition of “Company Material Adverse Effect” in the Merger Agreement, providing a high degree of likelihood that the Offer and the Merger will be consummated; and (6) DICE’s ability to specifically enforce the obligations of Lilly under the Merger Agreement, including its obligations to consummate the Offer and the Merger, and DICE’s ability to seek damages upon any Willful and Material Breach by Lilly or Purchaser of the Merger Agreement; and

•

the Board’s belief, following consultation with its legal advisors, that the Merger presented a limited risk of not achieving regulatory clearance or having a substantial delay in the consummation of the Merger due to regulatory review.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

•

the fact that, although DICE is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisors and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior proposal” and that the failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law), (1) to furnish information with respect to DICE to a person making such unsolicited acquisition proposal and (2) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

DICE’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including the right of Lilly to have an opportunity to revise the terms of the Merger Agreement) and DICE’s obligation to pay the termination fee of $92 million; and

•

the Board’s belief, after discussion with its advisors, that the termination fee of $92 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as the terms of the Merger Agreement itself, and was necessary to induce Lilly to enter into the Merger Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in DICE and financial resources sufficient to consummate an alternative acquisition transaction with DICE, were one to exist, from making a competing proposal for DICE and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the DICE stockholders than the Offer.

General Matters

The Board considered a number of other factors related to the Merger, including:

•	the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL;

•

the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Lilly nor employees of DICE, and which retained and received advice from Fenwick & West and Centerview in evaluating, negotiating and recommending the terms of the Merger Agreement;

•

the fact that each of J. Kevin Judice, DICE’s Chief Executive Officer, RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P., who collectively held approximately 18% of the outstanding Shares as of June 27, 2023, support the transaction with Lilly and agreed to enter into the Offer and Tender and Support Agreement after arms-length negotiation; and

•

the requirement that the Merger will only occur if the holders of a majority of Shares tender their Shares in the Offer, providing DICE’s stockholders with the ability to approve or disapprove of the Merger.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following (not necessarily in order of relative importance):

•

the fact that the Offer Price, while providing relative certainty of value with respect to the closing consideration, would not allow DICE’s stockholders to participate in the possible increases in company value that might occur following the completion of the Transactions, including positive outcomes DICE’s clinical trials for DC-806, DC-853 and other research and development programs, future FDA approval of one or more of DICE’s product candidates, and potential sales and revenues from sales of such product candidates, which could result, if DICE had remained independent, in future prices for the Shares in excess of the Offer Price;

•

the non-solicitation provisions of the Merger Agreement that restrict DICE’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire DICE, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, DICE will be required to pay a termination fee of $92 million, which could have the effect of discouraging alternative proposals for a business combination with DICE or adversely affect the valuation that might be proposed by a third party;

•

the costs involved in connection with entering into and completing the Merger and related transactions, the time and effort of DICE’s management and certain other employees required to complete the Merger and the related transactions, and the related disruptions or potential disruptions to DICE’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with DICE;

•

the terms of the Merger Agreement, including the operational restrictions imposed on DICE between signing and closing (which may delay or prevent DICE from undertaking business opportunities that may arise pending the completion of the Merger or any other action DICE would otherwise take with respect to the operations of DICE absent the pending Merger);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Merger;

•	the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived;

•	the fact that the consideration paid in the Merger would be taxable to DICE’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the risk that the proposed Merger might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting DICE; (2) the possibility that the marketplace would thereafter consider DICE to be an unattractive acquisition candidate; and (3) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	DICE’s operating results, particularly in light of the costs incurred in connection with the Merger, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with DICE’s employees, suppliers, partners and others that do business or may do business in the future with DICE.

During its consideration of the Merger Agreement, the Merger and the other transactions, the Board also was aware of the fact that some of DICE’s directors and executive officers have interests in the Merger that differ from or are additive to their interests as those of DICE’s stockholders generally, which interests are described in the section entitled “Arrangements with Current Executive Officers and Directors of DICE.”

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously approved the Merger Agreement, the Offer, Merger and the other Transactions, and recommended that DICE’s stockholders tender their Shares in the Offer.

This explanation of the Board’s reasons for recommending the adoption of the Merger Agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section of this Schedule 14D-9 entitled “Forward-Looking Statements.”

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of DICE’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with DICE’s management in the future.

Opinion of DICE’s Financial Advisor

Opinion of Centerview Partners LLC

DICE retained Centerview as financial advisor in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Shares that (i) are owned by DICE or DICE’s subsidiaries immediately prior to the Effective Time, (ii) were owned by Lilly, Merger Sub (as defined in the Merger Agreement) or any other subsidiary of Lilly at the commencement of the Offer and are owned by Lilly, Merger Sub or any other subsidiary of Lilly immediately prior to the Effective Time and (iii) Appraisal Shares (as defined in the Merger Agreement) (solely for purposes of this section of this Schedule 14D-9, the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of DICE or Lilly, the “Excluded Shares”)) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. On June 16, 2023, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 16, 2023, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 16, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of DICE as to whether or not such stockholder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated June 16, 2023, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of DICE for the years ended December 31, 2022 and December 31, 2021;

•	the Registration Statement on Form S-1 of DICE (as amended);

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of DICE;

•	certain publicly available research analyst reports for DICE;

•	certain other communications from DICE to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of DICE, including certain financial forecasts, analyses and projections relating to DICE prepared by management of DICE and furnished to Centerview by DICE for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” which are summarized in the section entitled “Certain Unaudited Prospective Financial Information of DICE” beginning on page 37 of this Schedule 14D-9, and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data”.

Centerview also participated in discussions with members of the senior management and representatives of DICE regarding their assessment of the Internal Data. Centerview also conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with DICE’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at DICE’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of DICE as to the matters covered thereby and Centerview relied, at DICE’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at DICE’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of DICE, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of DICE. Centerview assumed, at DICE’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at DICE’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of DICE, or the ability of DICE to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, DICE’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to DICE or in which DICE might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of DICE or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of DICE or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of DICE as to whether or not such stockholder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s written opinion, dated June 16, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of DICE. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DICE or any other parties to the Transactions. None of DICE, Lilly Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of DICE do not purport to be appraisals or reflect the prices at which DICE may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 16, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of DICE based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of DICE’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of DICE over the period beginning on July 1, 2023 and ending on December 31, 2048, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of DICE, calculated by Centerview by assuming that DICE’s unlevered free cash flows set forth in the Forecasts would decline in perpetuity after December 31, 2048 at a rate of free cash flow decline of 80% year over year, as directed by DICE’s management and (iii) tax savings from usage of DICE’s federal net operating losses of $77 million as of December 31, 2022 and future losses offset up to 80% of taxable income as provided by DICE’s management and (b) adding to the foregoing results (A) DICE’s estimated cash of $521 million and no debt as of June 30, 2023, as provided by DICE’s management and (B) the net present value of the estimated cost of a $300 million equity raise in 2024 and $200 million equity raise in 2025, as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated using the treasury stock method and taking into account outstanding options, restricted stock units and warrants) as of June 13, 2023, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $31.75 to $39.60, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended June 16, 2023 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for DICE during such period of $14.26 to $42.23 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of June 16, 2023, which indicated low and high stock price targets for DICE ranging from $38.00 to $77.00 per Share.

•

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving early-clinical stage biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 50% to 80% to DICE’s closing stock price on June 16, 2023 (the last trading day before the public announcement of the Transactions) of $33.85, which resulted in an implied equity value range per Share of approximately $50.80 to $60.95 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of DICE with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between DICE and Lilly and was approved by the Board. Centerview provided advice to DICE during these negotiations. Centerview did not, however, recommend any specific amount of consideration to DICE or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to DICE, and Centerview did not receive any compensation from DICE during such period. In the two (2) years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory services to Lilly, and Centerview did not receive any compensation from Lilly during such period. Centerview may provide financial advisory and other services to or with respect to DICE, Lilly or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, DICE, Lilly, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with DICE. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, DICE has agreed to pay Centerview an aggregate fee of approximately $44 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $42 million of which is payable contingent upon consummation of the Transactions. In addition, DICE has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information of DICE

DICE does not, as a matter of course, publicly disclose long-term projections or internal projections of its future financial performance, revenues, earnings, financial condition or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s evaluation of the Transactions, certain non-public unaudited prospective financial information, including certain analyses and risk-adjusted financial forecasts and projections relating to DICE on a standalone basis for fiscal years 2023 through 2048 (the “Projections”), were prepared by DICE management and provided to the Board. The

Projections were also provided to Centerview, and Centerview was directed by the Board to use and rely upon the Projections in connection with its financial analysis and opinion summarized under the section entitled “—Opinion of DICE’s Financial Advisor.” The Projections were not provided to Lilly.

The Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to DICE management at the time the Projections were created. In preparing the Projections, DICE management assumed (1) that DICE pursues the development and commercialization within the United States of DC-806 for psoriasis, psoriatic arthritis, and axial spondylo-arthritis; and DC-853 for hidradenitis suppurativa and other potential applications (financing this with the proceeds of equity financings, raising an aggregate of approximately $500 million in equity financing in the first three years of the Projections); (2) that DICE receives revenue from potential future partnerships for the development and commercialization of certain of these programs outside of the United States and other platform-generated development candidates inside and outside of the United States, and does not receive revenue from direct sales outside of the United States; and (3) that DICE does not earn revenue from the sale of any products other than those described above, or incur any material development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs. The probability of success attributed to all indications for each product candidate in the Projections and the corresponding anticipated product candidate launch timelines are based on DICE management assumptions.

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, DICE’s independent auditor has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither DICE nor any of its affiliates, officers, directors, advisors or other representatives, including Centerview, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of DICE or any of its affiliates compared to the information contained in the Projections. DICE has not made and makes no representation to Lilly, Merger Sub, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding DICE’s actual performance compared to the Projections or that the Projections will be achieved.

The Projections are forward-looking statements. Forecasting the future cash flows associated with the development and commercialization of products in the clinical and early commercialization stages is a highly speculative endeavor. Although the Projections are presented with numerical specificity, the Projections reflect numerous variables, assumptions and estimates as to future events, including assumptions and estimates relating to DICE’s ability to raise substantial amounts of capital in equity financing transactions in order to bring its product candidates through clinical trials, manufacturing and commercialization and to continue operating its business; the probability of success of clinical development and FDA approval of its product candidates and the timing of clinical trials, regulatory approval and commercial launch of these products; market demand for, and pricing of, its products; market size; market share; competition; reimbursement; distribution; estimated costs and expenses; contractual relationships; ability to enter potential future partnering or licensing agreements with third parties; effective tax rate; utilization of net operating losses; and other relevant factors relating to DICE’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond DICE’s control. DICE’s stockholders are urged to review DICE’s SEC filings including the risk factors section in DICE’s Annual Report on Form 10-K for the year ended December 31, 2022, for a description of risk factors with respect to DICE’s business. The Projections also reflect assumptions as to certain business decisions and general economic conditions that are subject to change. In addition, the Projections were prepared prior to the execution of the Merger Agreement and do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Merger or any of the Transactions, nor do they take into account the effect of any failure to complete the Merger or any of the Transactions. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, DICE DOES NOT INTEND, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN DICE PREPARED THE PROJECTIONS OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE. SINCE THE PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Certain of the measures included in the Projections are non-GAAP financial measures, including unlevered free cash flow, as noted below. DICE’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior measure to, financial information presented in compliance with GAAP. DICE’s stockholders should also note that these non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP, and therefore have limits in their usefulness. Because of the non-standardized definitions, the non-GAAP financial measures as used by DICE in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be comparable to, similarly titled amounts used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Board and to Centerview to evaluate the Transactions.

The following table presents a summary of the risk-adjusted management Projections (dollars in millions):

	Fiscal Year Ending December 31,
	2023E		2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Total Net Revenue(1)	$32		—	$208	—	$20	$303	$125	$315	$592	$798	$1,044	$1,240	$1,520	$1,681	$1,807	$1,845	$1,926	$1,935	$1,943	$1,909	$527	$220	$138	$122	$116	$117
Gross Profit(2)	32		—	208	—	20	303	120	288	539	728	953	1,131	1,386	1,530	1,647	1,680	1,756	1,763	1,773	1,741	494	203	130	113	108	108
EBIT(3)	(130)		(166)	33	(182)	(142)	156	(231)	(66)	185	376	626	822	1,082	1,219	1,328	1,354	1,422	1,421	1,423	1,383	385	146	90	76	74	90
Unlevered Free Cash Flow(4)	($74) / ($131)	(5)	($166)	$25	($181)	($142)	$120	($237)	($90)	$113	$270	$460	$612	$805	$919	$1,012	$1,037	$1,089	$1,091	$1,097	$1,067	$435	$143	$78	$60	$58	$69

(1)	Total Net Revenue, as presented herein, reflects net revenue associated with product sales as well as potential future royalty and milestone payments.
(2)	Total Gross Profit, as presented herein, reflects Total Net Revenue less the associated cost of sales.
(3)	Earnings before interest expenses and taxes (“EBIT”), as presented herein, reflects Gross Profit less total operating expenses.
(4)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a tax rate of 23% per DICE management and excluding the impact of net operating losses), (ii) capital expenditures, and (iii) changes in net working capital, and plus depreciation and amortization.

(5)	Reflects Unlevered Free Cash Flow for 2H2023 / Full Year 2023E.

Intent to Tender

To the knowledge of DICE, each executive officer and director of DICE currently intends to tender all of his or her Shares in the Offer. DICE’s Chief Executive Officer, J. Kevin Judice, Ph.D., and RA Capital entered into the Tender and Support Agreements concurrently with the execution of the Merger Agreement, as described in the section entitled “—Tender and Support Agreements,” pursuant to which they agreed to tender their respective Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Centerview’s engagement letter with DICE, DICE retained Centerview as its exclusive financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of DICE as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as the financial advisor to the Board, DICE has agreed to pay Centerview an aggregate fee of approximately $44 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $42 million of which is payable contingent upon consummation of the Transactions. In addition, DICE has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement. Additional information related to Centerview’s retention as DICE’s financial advisor is set forth under the caption entitled “Item 4. The Solicitation or Recommendation-Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of DICE’s Financial Advisor” and is hereby incorporated herein by reference.

Except as set forth above, neither DICE nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of DICE on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by DICE or, to the knowledge of DICE after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share($)	Nature of Transaction
Jim Scopa	05/01/2023	6,923	0.00	Shares transferred as a bona fide gift for no consideration
J. Kevin Judice, Ph.D.	05/03/2023	13,698	36.50	Sale of Shares pursuant to 10b5-1 trading plan
Timothy Lu, M.D., Ph.D.	05/03/2023	10,000	36.5398	Sale of Shares pursuant to 10b5-1 trading plan
Scott Robertson	05/03/2023	18,750	36.552	Sale of Shares pursuant to 10b5-1 trading plan
Richard Scheller, Ph.D.	05/05/2023	84,097	38.5056	Sale of Shares pursuant to 10b5-1 trading plan
John Jacobsen, Ph.D.	06/02/2023	14,307	30.31	Sale of Shares pursuant to 10b5-1 trading plan
John Jacobsen, Ph.D.	06/02/2023	4,443	31.24	Sale of Shares pursuant to 10b5-1 trading plan

Additionally, Jim Scopa, a director of DICE, intends to gift 5,000 shares of DICE common stock for no consideration to certain charitable entities following the date hereof and before the completion of the Offer.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), DICE is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of DICE’s securities by DICE, any subsidiary of DICE or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving DICE or any subsidiary of DICE; (3) any purchase, sale or transfer of a material amount of assets of DICE or any subsidiary of DICE; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of DICE.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of DICE” is incorporated herein by reference.

Appraisal Rights

Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, DICE stockholders and beneficial owners who continuously hold or own shares of DICE common stock through the Effective Time, who do not tender their Shares in the Offer, who properly demand and perfect appraisal of their Shares and who do not withdraw their demands or otherwise lose their rights of appraisal and who otherwise comply with the statutory requirements of Section 262 will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of DICE common stock exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of shares of DICE common stock unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of DICE common stock held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, DICE stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares; (ii) do not tender their Shares in the Offer; (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of DICE common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below) required by Section 262(f). The shares of DICE common stock are currently listed on a national securities exchange, and, assuming such shares remain listed on a national securities exchange immediately prior to the Merger (which DICE expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of DICE common stock eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (b) the value of the aggregate Offer Price provided for such total number of Shares exceeds $1 million (conditions (a) and (b) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest therefore accrued prior to the time of such payment. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Offer Price that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, DICE, before the effective date of the merger, or the Surviving Corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available and include in the notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes DICE’s notice to the DICE stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, DICE believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their shares of DICE common stock must satisfy ALL of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is June 30, 2023), deliver to DICE a written demand for appraisal of Shares held, which demand must reasonably inform DICE of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer; and

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any DICE stockholder or beneficial owner wishing to exercise appraisal rights must deliver to DICE, within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is June 30, 2023), a written demand for the appraisal of such person’s Shares, and that person must not tender their Shares in the Offer. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the Effective Time. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A holder of record of shares of DICE common stock is entitled to demand appraisal rights for the Shares registered in that holder’s name. A demand for appraisal in respect of shares of DICE common stock by a holder of record must reasonably inform DICE of the identity of the holder and state that the stockholder intends thereby to demand appraisal of the holder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

DICE Therapeutics, Inc.

400 East Jamie Court, Suite

South San Francisco, California, 94080

(650) 566-1420

Attn: Chief Financial Officer

Any person entitled to appraisal rights who has delivered a written demand to DICE and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to DICE a written withdrawal of the demand for appraisal at any time within 60 days after the Effective Time. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Offer Price within 60 days after the Effective Time. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a DICE stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price.

Notice by the Surviving Corporation

If the Merger is completed, within ten days after the Effective Time, the Surviving Corporation will notify each DICE stockholder who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered their Shares, and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant Shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a DICE stockholder or beneficial owner, demanding a determination of the value of the Shares held by all such persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the shares of DICE common stock. Accordingly, any DICE stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of DICE common stock within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of DICE common stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which DICE has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting DICE stockholder within ten days after receipt by the Surviving Corporation of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of DICE common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the Surviving Corporation the foregoing statements.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list

(the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold stock represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the DICE common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After determining persons entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to the persons seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of DICE common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although DICE believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither DICE nor Lilly anticipates offering more than the Offer Price to any person exercising appraisal rights, and each of DICE and Lilly reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of DICE common stock is less than the Offer Price. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the DICE common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its shares of DICE common stock under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s shares of DICE common stock will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the DICE common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares of DICE common stock or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time. If no petition for an appraisal is filed within the time period provided in Section 262, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the DICE common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or if the person delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within 60 days after the Effective Time, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, you will be entitled to receive the Offer Price for your dissenting Shares in accordance with the Merger, without interest, less any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

Anti-Takeover Statute

As a Delaware corporation, DICE is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203 any other “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other form of anti-takeover laws, rules or regulations of any jurisdictions and DICE believes that such acts and transactions are not subject to the restrictions of Section 203.

DICE is not aware of any other anti-takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any anti-takeover laws or regulations other than as described above. If any “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other anti-takeover law becomes or is deemed to be applicable to DICE, Lilly, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then DICE and the Board will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable. In the event it is asserted that one or more anti-takeover laws is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Lilly might be required to file certain information with, or to receive approvals from, the relevant governmental authorities or holders of Shares, and Lilly might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Lilly may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Lilly of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division Within the 15 calendar day waiting period, the parties may withdraw the Premerger Notification and Report Form, and refile it within two business days to provide the FTC and the Antitrust Division an additional 15 calendar day waiting period to review the transaction. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Lilly with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Lilly and DICE. If either the 15 calendar day or 10 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Lilly’s and DICE’s consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of DICE. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division could take such action as they deem necessary under the applicable statutes, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Lilly and DICE expect to file their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on or before July 10, 2023.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the DICE stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and DICE will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of DICE stockholders in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of DICE, please see DICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and DICE’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain “forward-looking statements” relating to the acquisition of DICE by Lilly. Such forward-looking statements include, but are not limited to, the ability of DICE and Lilly to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, DICE’s and Lilly’s beliefs and expectations, statements about DICE’s prospective performance, future plans, events, expectations, objectives and opportunities and the outlook for DICE’s business and statements about the benefits sought to be achieved by Lilly’s proposed acquisition of DICE, the potential effects of the acquisition on both DICE and Lilly, and the possibility of any termination of the merger agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. DICE has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of DICE, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of DICE’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on DICE’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, DICE operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although DICE believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Additional factors that may affect the future results of Lilly and DICE are set forth in their respective filings with the SEC, including in each of Lilly’s and DICE’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks described in this filing and in Lilly’s and DICE’s filings with the SEC should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Lilly and DICE undertake no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated June 30, 2023 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated June 30, 2023, as published in The Wall Street Journal on June 30, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Lilly and DICE dated June 20, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by DICE on June 20, 2023).

(a)(1)(G)	Email to Service Providers of DICE, dated June 20, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by DICE on June 20, 2023).

(a)(1)(H)	Employee FAQ for DICE Employees, dated June 20, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by DICE on June 20, 2023).

(a)(1)(I)	Investor FAQ for DICE Investors, dated June 20, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by DICE on June 20, 2023).

(a)(5)*	Opinion of Centerview Partners LLC, dated June 16, 2023 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated June 18, 2023, by and among Lilly, Purchaser and DICE (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by DICE on June 20, 2023).

(e)(2)(A)	Tender and Support Agreement by and among Lilly, Purchaser and J. Kevin Judice, dated June 18, 2023 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(2)(B)	Tender and Support Agreement by and among Lilly, Purchaser, RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P., dated June 18, 2023 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)(A)	Confidentiality Agreement between DICE and Lilly, dated April 21, 2022 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)(B)	First Amendment to Confidentiality Agreement between DICE and Lilly, dated April 20, 2023 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(4)	2014 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by DICE on August 25, 2021).

(e)(5)	2021 Equity Incentive Plan, and forms of award agreements (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by DICE on September 9, 2021).

(e)(6)	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the SEC by DICE on September 9, 2021).

(e)(7)	Form of Severance and Change in Control Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement Amendment on Form S-1/A filed with the SEC by DICE on September 9, 2021).

(e)(8)	DICE’s Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Periodic Report on Form 8-K filed with the SEC by DICE on June 7, 2023).

(e)(9)	DICE’s Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Periodic Report on Form 8-K filed with the SEC by DICE on November 17, 2022).

(e)(10)	Form of Indemnity Agreement entered into by and between DICE and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement Amendment on Form S-1 filed with the SEC by DICE on August 25, 2021).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DICE Therapeutics, Inc.

Date: June 30, 2023	By:	/s/ Scott Robertson
Name: Scott Robertson
Title: Chief Business and Financial Officer

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 16, 2023

The Board of Directors

DICE Therapeutics, Inc.

400 East Jamie Court, Suite 300

South San Francisco, CA 94080

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of DICE Therapeutics, Inc., a Delaware corporation (the “Company”), of the $48.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Durning Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $48.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by the Company or a Company Subsidiary (as defined in the Agreement) immediately prior to the Effective Time (as defined in the Agreement), (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Tender Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) Appraisal Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii) together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $48.00 per Share in cash, without interest, (the $48.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW YORK    •    LONDON    •    PARIS    •    SAN FRANCISCO    •    MENLO PARK

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The Board of Directors

DICE Therapeutics, Inc.

June 16, 2023

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 16, 2023 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2022 and December 31, 2021; (iii) the Registration Statement on Form S-1 of the Company (as amended); (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the

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The Board of Directors

DICE Therapeutics, Inc.

June 16, 2023

Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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